DAVIDOFF HUTCHER & CITRON LLP

ATTORNEYS AT LAW

605 THIRD AVENUE

NEW YORK, NEW YORK 10158

TEL: (212) 557-7200

FAX: (212) 266-1884

WWW.DHCLEGAL.COM

WRITER'S DIRECT: (646) 428-3210 E-MAIL: ehl@dhclegal.com

June 11, 2025

VIA EDGAR CORRESPONDENCE

Ms. Sonia Bednarowski

Mr. David Irving

Mr. Mark Brunhofer

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Re:	Bit Digital, Inc.

Lady and Gentlemen:

On behalf of our client, Bit Digital, Inc. (the “Company”), a Cayman Islands exempted company, and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we hereby submit in electronic form Amendment No. 1 to Form S-3 Registration Statement (the “Registration Statement”). In accordance with a telephone conversation between Ms. Sonia Bednarowski and the undersigned, the Company was advised that the Staff had completed its review of the Registration Statement. The Staff had no comments, however, the Registration Statement could not be declared effective until the Company submitted its response to the Staff’s May 6, 2025 comment letter on the Company’s Form 10-K for the first year ended December 31, 2024. The Company’s response to the commented letter was filed with the SEC on June 9, 2025.

The Amendment includes updated tax disclosures and the filing of opinion letters of Ogier (Cayman) LLP and Davidoff Hutcher & Citron LLP filed as Exhibits 5.1 and 8.1, respectively.

Please advise as to when the Company will be able to file its acceleration request to effective the Registration Statement.

If you have any questions, please do not hesitate to contact the undersigned at 646.428.3210.

Sincerely,

DAVIDOFF HUTCHER & CITRON LLP

By: /s/ Elliot H. Lutzker
Elliot H. Lutzker, Partner

EHL/rdn

cc (by email): Mr. Sam Tabar